Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three and Six Months Ended June 30, 2024

HAMILTON, Bermuda, July 31, 2024 - Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore”, the “Company” or “we”) today announced results for the three and six months ended June 30, 2024.

Highlights and Recent Activity

●	Reported net income of $61.8 million for the three months ended June 30, 2024, or $1.48 earnings per basic share and $1.47 earnings per diluted share, compared to net income of $23.7 million, or $0.57 earnings per basic and diluted share for the three months ended June 30, 2023. We reported Adjusted earnings of $47.6 million for the three months ended June 30, 2024, or $1.14 Adjusted earnings per basic share and $1.13 Adjusted earnings per diluted share, compared to Adjusted earnings of $23.7 million for the three months ended June 30, 2023, or $0.57 Adjusted earnings per basic and diluted share. (See reconciliation of net income to Adjusted earnings in the Non-GAAP Measures section with the main driver of the variance being the gain on the sale of the Ardmore Seafarer of $12.3 million.)
●	Reported net income of $100.2 million for the six months ended June 30, 2024, or $2.41 earnings per basic share and $2.39 earnings per diluted share, compared to net income of $66.9 million, or $1.63 earnings per basic and $1.60 earnings per diluted share, for the six months ended June 30, 2023. We reported Adjusted earnings of $86.0 million for the six months ended June 30, 2024, or $2.07 Adjusted earnings per basic share and $2.05 Adjusted earnings per diluted share, compared to Adjusted earnings of $66.9 million for the six months ended June 30, 2023, or $1.63 Adjusted earnings per basic share and $1.60 Adjusted earnings per diluted share. (See reconciliation of net income to Adjusted earnings in the Non-GAAP Measures section with the main driver of the variance being the gain on the sale of the Ardmore Seafarer of $12.3 million.)
●	Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, the Board of Directors declared a cash dividend on July 31, 2024, of $0.38 per common share for the quarter ended June 30, 2024. The dividend will be paid on September 13, 2024, to all shareholders of record on August 30, 2024.
●	MR Eco-Design tankers earned an average spot TCE rate of $41,385 per day for the three months ended June 30, 2024. Chemical tankers earned an average TCE rate of $30,330 per day for the three months ended June 30, 2024. Based on approximately 45% total revenue days currently fixed for the third quarter of 2024, the average spot TCE rate is approximately $33,700 per day for MR Eco-Design tankers; based on approximately 50% of revenue days fixed for the third quarter of 2024, the average TCE rate for chemical tankers is approximately $26,400 per day.
●	On July 8, 2024, the Company announced that Founder and CEO Anthony Gurnee has informed the Board of Directors (the "Board") of his intention to retire from his executive and board positions later this year. Following a comprehensive succession process, the Board appointed current executive and Chief Commercial Officer Gernot Ruppelt as the Company's new CEO, and expanded current CFO Bart Kelleher's position to take on the additional role of President, with the leadership transition to take effect from September 16, 2024 at the Company's upcoming quarterly Board meeting. This transition represents the culmination of leadership succession planning that has been long-established and extensively discussed at the board and management levels. Following his retirement from the Company, current CEO Anthony Gurnee will remain available to Ardmore as an advisor during the transition period. In connection with their promotions, both Ruppelt and Kelleher will be joining the Board of Directors of the Company.
●	In June 2024, the Company exercised its purchase options for both the Ardmore Seawolf and Ardmore Seahawk, which were under sale-leaseback arrangements.

Anthony Gurnee, the Company’s Chief Executive Officer, commented:

“Market conditions and charter rates continue to be exceptionally robust during an otherwise seasonally slow point in the year, a result of limited newbuildings delivering, an aging fleet, and steady oil demand growth providing a robust baseline. In addition, a number of geopolitical factors, most notably the re-routing related to the Russia-Ukraine conflict, is further supporting these strong market conditions.

Ardmore’s high-quality, recently upgraded, and spot-exposed fleet is enabling the Company to fully exploit these conditions. Following our significant drydocking and upgrade program last year and early this year, our fleet is now enjoying increased revenue days and enhanced earnings potential. In addition to which, our proactive balance sheet management and comprehensive cost controls have reduced our breakevens, thus further enhancing cash flow, earnings and our dividend payout.

As I work closely with my Board and Company colleagues to ensure a seamless leadership transition at Ardmore, I take great pride in the extraordinary quality of the team we have assembled at all levels of the organization, as well as a shared vision for the future and an unwavering commitment to performance and progress. It is a testament to the Board’s dedication to good governance and professional development that we have within our ranks the best possible leaders for the years ahead. With Gernot and Bart providing proven leadership and continuity, I believe that Ardmore has never been better positioned to succeed than it is now.”

Summary of Recent and Second Quarter 2024 Events

Fleet

Fleet Operations and Employment

As of June 30, 2024, the Company had 26 vessels in operation (including four chartered-in vessels), consisting of 20 MR tankers ranging from 45,000 deadweight tonnes (“dwt”) to 49,999 dwt (16 Eco-Design and four Eco-Mod) and six Eco-Design IMO 2 product/chemical tankers ranging from 25,000 dwt to 37,800 dwt.

MR Tankers (45,000 dwt – 49,999 dwt)

At the end of the second quarter of 2024, the Company had 20 MR tankers in operation, all of which were trading in either the spot market or on time charters. The MR tankers earned an average TCE rate of $40,652 per day in the second quarter of 2024. In the second quarter of 2024, the Company’s 16 MR Eco-Design tankers earned an average TCE rate of $41,385 and the Company’s four MR Eco-Mod tankers earned an average TCE rate of $36,987 per day.

In the third quarter of 2024, the Company expects to have 95% of its revenue days for its MR tankers employed in the spot market with the remaining 5% of revenue days subject to time charters. As of July 31, 2024, the Company had fixed approximately 45% of its total spot MR revenue days for the third quarter of 2024 at an average spot TCE rate of approximately $34,300 per day, which includes MR Eco-Design tankers at $33,700 per day and MR Eco-Mod tankers at $38,600 per day.

Product / Chemical Tankers (IMO 2: 25,000 dwt – 37,800 dwt)

At the end of the second quarter of 2024, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the second quarter of 2024, the Company’s six Eco-Design product / chemical vessels earned an average TCE rate of $30,330 per day.

In the third quarter of 2024, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of July 31, 2024, the Company had fixed approximately 50% of its Eco-Design IMO 2 product / chemical tankers revenue days for the third quarter of 2024 at an average TCE rate of approximately $26,400 per day.

Drydocking

The Company had 54 drydocking days in the second quarter of 2024. The Company is currently scheduled to have no drydocking days in the third quarter of 2024.

Dividend on Common Shares

Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, as calculated for dividends (see Adjusted earnings (for purposes of dividend calculations) in the Non-GAAP Measures section), the Board of Directors declared a cash dividend on July 31, 2024 of $0.38 per common share for the quarter ended June 30, 2024. The dividend will be paid on September 13, 2024, to all shareholders of record on August 30, 2024.

Leadership Transition

On July 8, 2024, Ardmore announced that Founder and CEO Anthony Gurnee had informed the Board of his intention to retire from his executive and board positions later this year. Following a comprehensive succession process, the Board appointed current executive and Chief Commercial Officer Gernot Ruppelt as the Company's new CEO, and expanded current CFO Bart Kelleher's position to take on the additional role of President, with the leadership transition to take effect from September 16, 2024 at the Company's upcoming quarterly Board meeting.

This transition represents the culmination of leadership succession planning that has been long-established and extensively discussed at the board and management levels. Following his retirement from the Company, current CEO Anthony Gurnee will remain available to Ardmore as an advisor during the transition period. In connection with their promotions, both Ruppelt and Kelleher will be joining the Board of Directors of the Company.

Sale of stake in e1 Marine

In May 2024, Ardmore sold its stake in e1 Marine for $1.65 million and realized a modest gain of $0.5 million after investing in the company three years ago. e1 Marine has advanced the development and marketing of methanol-to-hydrogen reformer technology for marine applications, and as a result, needs further capital to scale its business. With our focus as a product and chemical tanker company, and guided by our capital allocation policy, we believe it is prudent to take this course of action and let other investors in e1 Marine, who have an aligned strategy and access to capital for this type of investment, drive this next stage of the company’s growth.

Separately, as Ardmore remains an investor in Element 1 Corp., it continues to have exposure to any future growth of e1 Marine’s business.

Fleet

In April 2024, Ardmore delivered the 2010-built Ardmore Seafarer to its buyer and, in a separate transaction, took delivery of the previously announced acquisition of a 2017 Korean-built MR product tanker, the Ardmore Gibraltar.

In June 2024, Ardmore exercised its purchase options for both the Ardmore Seawolf and Ardmore Seahawk, which were under sale-leaseback arrangements.

Publication of 2023 Sustainability Report

On June 13, 2024, the Company published its 2023 Sustainability Report, highlighting its progress towards a more sustainable future. In 2023, the Company reached new heights in both operating performance and sustainability. Ardmore continues to believe that consistent superior operating performance is a key driver of long-term value in its business, and Ardmore is committed to driving its sustainability agenda forward. The Sustainability Report is available on the Ardmore website at www.ardmoreshipping.com/about/progress/

Geopolitical Conflicts

The ongoing Russia-Ukraine war has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates.

Geopolitical tensions have increased since commencement of the Israel-Hamas war in October 2023. Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Further escalation or expansion of hostilities of such crisis could continue to affect the price of crude oil and the oil industry, the tanker industry and demand for the Company’s services.

Results for the Three Months Ended June 30, 2024 and 2023

The Company reported net income of $61.8 million for the three months ended June 30, 2024, or $1.48 earnings per basic share and $1.47 earnings per diluted share, as compared to net income of $23.7 million, or $0.57 earnings per basic and diluted share for the three months ended June 30, 2023.

Results for the Six Months Ended June 30, 2024 and 2023

The Company reported net income of $100.2 million for the six months ended June 30, 2024, or $2.41 earnings per basic share and $2.39 earnings per diluted share, as compared to net income of $66.9 million, or $1.63 earnings per basic share and $1.60 earnings per diluted share for the six months ended June 30, 2023.

Management’s Discussion and Analysis of Financial Results for the Three Months Ended June 30, 2024 and 2023

Revenue. Revenue for the three months ended June 30, 2024 was $121.3 million, an increase of $29.4 million from $91.9 million for the three months ended June 30, 2023.

The Company’s average number of operating vessels was 26.0 for the three months ended June 30, 2024, consistent with 26.0 for the three months ended June 30, 2023.

The Company had 2,093 spot revenue days for the three months ended June 30, 2024, as compared to 2,295 for the three months ended June 30, 2023. The Company had 24 vessels employed directly in the spot market as of June 30, 2024 compared with 26 vessels as of June 30, 2023. Increases in spot rates during the three months ended June 30, 2024 resulted in an increase in revenue of $30.0 million, while the decrease in spot revenue days resulted in a decrease in revenue of $7.9 million for the three months ended June 30, 2024, as compared to the three months ended June 30, 2023.

The Company had two product tankers employed under time charters as of June 30, 2024 as compared to none as of June 30, 2023. There were 186 revenue days derived from time charters for the three months ended June 30, 2024, as compared to none for the three months ended June 30, 2023. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $7.3 million for the three months ended June 30, 2024.

Voyage Expenses. Voyage expenses were $34.7 million for the three months ended June 30, 2024, an increase of $3.2 million from $31.5 million for the three months ended June 30, 2023. The net increase is primarily due to a $4.1 million increase in port and agency expenses plus commission costs, partially offset by a $0.9 million decrease from lower bunker prices.

TCE Rate. The average TCE rate for the Company’s fleet was $37,762 per day for the three months ended June 30, 2024, an increase of $11,221 per day from $26,541 per day for the three months ended June 30, 2023. TCE rates represent net revenues (a non-GAAP measure representing revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how the Company records revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $16.2 million for the three months ended June 30, 2024, an increase of $0.9 million from $15.3 million for the three months ended June 30, 2023. The increase reflects the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expense was $5.6 million for the three months ended June 30, 2024, an increase of $1.3 million from $4.3 million for the three months ended June 30, 2023.  This increase is as a result of higher charter hire rates during the three months ended June 30, 2024 compared to the three months ended June 30, 2023. Total charter hire expense for the three months ended June 30, 2024 was comprised of an operating expense component of $2.9 million and a vessel lease expense component of $2.7 million.

Depreciation. Depreciation expense for the three months ended June 30, 2024 was $7.6 million, an increase of $0.8 million from $6.8 million for the three months ended June 30, 2023. This increase is primarily attributable to the purchase of the Ardmore Gibraltar in April 2024 and the Ardmore Seafarer being classified as held for sale in February 2024 and subsequently sold in April 2024.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended June 30, 2024 was $0.9 million, consistent with $0.9 million for the three months ended June 30, 2023. Deferred drydocking costs for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended June 30, 2024 were $5.3 million, an increase of $0.5 million from $4.8 million for the three months ended June 30, 2023. This increase is primarily due to the timing of recognizing variable-based compensation expense.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to Ardmore’s chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended June 30, 2024 were $1.0 million, generally consistent with $1.1 million for the three months ended June 30, 2023.

Gain on Vessel Sold. Gain on vessel sold for the three months ended June 30, 2024 was $12.3 million, compared to $0 for the three months ended June 30, 2023. This relates to the sale of the Ardmore Seafarer in April 2024.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended June 30, 2024 were $2.0 million, a decrease of $0.8 million from $2.8 million for the three months ended June 30, 2023. The decrease in costs was primarily due to the conversion of the Company’s term loan into a fully revolving facility with 50% of the term loan being converted to a revolving facility during the three months ended June 30, 2023 and the remaining 50% being converted during the three months ended March 31, 2024.  The current flexibility of the Company’s revolving facilities, with only $44.2 million drawn down as of June 30, 2024, has minimized the impact on the Company of the elevated interest rate environment. Amortization of deferred finance fees for the three months ended June 30, 2024 was $0.3 million, consistent with $0.3 million for the three months ended June 30, 2023.

Gain on Extinguishment. Gain on extinguishment for the three months ended June 30, 2024 was $1.4 million, an increase of $1.4 million from $0 for the three months ended June 30, 2023. As a result of the early prepayment of the finance lease related to the exercises of the vessel purchase options for the Ardmore Seawolf and Ardmore Seahawk, the Company recorded a gain on extinguishment of $1.4 million for the three months ended June 30, 2024. The Company recorded no corresponding gain or loss on extinguishment for the three months ended June 30, 2023.

Liquidity

As of June 30, 2024, the Company had $254.8 million in liquidity available, with cash and cash equivalents of $47.4 million (December 31, 2023: $46.8 million) and amounts available and undrawn under its revolving credit facilities of $207.4 million (December 31, 2023: $221.2 million). In April 2024, the Company paid the remaining $34.4 million for the purchase of the Ardmore Gibraltar, in addition to $8.4 million which it previously paid as a deposit. In April 2024, the Company received $27.1 million for the sale of the Ardmore Seafarer. In June 2024, the Company paid $41.0 million to complete the purchases of the Ardmore Seawolf and Ardmore Seahawk, which were under sale-leaseback arrangements.

Conference Call

The Company plans to host a conference call on July 31, 2024, at 10:00 a.m. Eastern Time to discuss its financial results for the quarter ended June 30, 2024. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

1.	By dialing 800-836-8184 (U.S.) or 646-357-8785 (International) and referencing “Ardmore Shipping.”
2.	By accessing the live webcast at Ardmore’s website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through August 7, 2024 at 888-660-6345 or 646-517-4150. Enter the passcode 88347 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company’s website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company takes no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore’s core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore’s Energy Transition Plan (“ETP”) focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore’s strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Balance Sheets

	As of
In thousands of U.S. Dollars, except as indicated	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	47,396	46,805
Receivables, net of allowance for bad debts of $2.0 million (2023: $1.6 million)	75,168	56,234
Prepaid expenses and other assets	4,576	4,348
Advances and deposits	2,029	6,833
Inventories	13,208	12,558
Total current assets	142,377	126,778

Non-current assets
Investments and other assets, net	9,950	11,186
Vessels and vessel equipment, net	557,592	524,044
Deferred drydock expenditures, net	15,130	12,022
Advances for ballast water treatment and scrubber systems	4,187	9,587
Deferred finance fees, net	3,280	2,835
Operating lease, right-of-use asset	9,514	4,499
Total non-current assets	599,653	564,173

TOTAL ASSETS	742,030	690,951

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	13,402	2,016
Accrued expenses and other liabilities	18,745	18,265
Deferred revenue	—	347
Accrued interest on debt and finance leases	646	939
Current portion of long-term debt	—	6,436
Current portion of finance lease obligations	—	2,029
Current portion of operating lease obligations	7,887	3,807
Total current liabilities	40,680	33,839

Non-current liabilities
Non-current portion of long-term debt	44,176	39,590
Non-current portion of finance lease obligations	—	41,614
Non-current portion of operating lease obligations	1,462	510
Other non-current liabilities	954	954
Total non-current liabilities	46,592	82,668

TOTAL LIABILITIES	87,272	116,507

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	37,043	37,043
Total redeemable preferred stock	37,043	37,043

Stockholders’ equity
Common stock	439	433
Additional paid in capital	472,910	471,216
Treasury stock	(15,636)	(15,636)
Retained earnings	160,002	81,388
Total stockholders’ equity	617,715	537,401

Total redeemable preferred stock and stockholders’ equity	654,758	574,444

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	742,030	690,951

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended		Six Months Ended
In thousands of U.S. Dollars except per share and share data	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenue, net	121,325	91,927	227,626	210,160

Voyage expenses	(34,720)	(31,532)	(65,267)	(68,095)
Vessel operating expenses	(16,223)	(15,258)	(31,143)	(30,195)
Time charter-in
Operating expense component	(2,895)	(2,249)	(5,731)	(5,114)
Vessel lease expense component	(2,664)	(2,070)	(5,274)	(4,706)
Depreciation	(7,605)	(6,814)	(14,581)	(13,756)
Amortization of deferred drydock expenditures	(939)	(895)	(1,694)	(1,902)
General and administrative expenses
Corporate	(5,307)	(4,760)	(10,374)	(9,820)
Commercial and chartering	(1,021)	(1,052)	(2,084)	(2,224)
Unrealized losses on derivatives	—	—	—	(31)
Interest expense and finance costs	(2,044)	(2,825)	(4,571)	(5,689)
Gain on extinguishment	1,432	—	1,432	—
Interest income	612	606	1,156	845
Gain on vessel sold	12,322	—	12,322	—

Income before taxes	62,273	25,078	101,817	69,473

Income tax	(49)	(240)	(128)	(297)
Gain / (loss) from equity method investments	468	(331)	239	(580)

Net Income	62,692	24,507	101,928	68,596

Preferred dividends	(848)	(848)	(1,695)	(1,686)

Net Income attributable to common stockholders	61,844	23,659	100,233	66,910

Earnings per share, basic	1.48	0.57	2.41	1.63
Earnings per share, diluted	1.47	0.57	2.39	1.60

Adjusted earnings (1)	47,589	23,659	85,978	66,910
Adjusted earnings per share, basic	1.14	0.57	2.07	1.63
Adjusted earnings per share, diluted	1.13	0.57	2.05	1.60

Weighted average number of shares outstanding, basic	41,747,977	41,192,894	41,559,932	40,959,113
Weighted average number of shares outstanding, diluted	42,010,724	41,706,251	41,981,667	41,692,820

(1)	Adjusted earnings is a non-GAAP measure and is defined and reconciled under the “Non-GAAP Measures” section.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

	Six Months Ended
In thousands of U.S. Dollars	June 30, 2024	June 30, 2023
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	101,928	68,596
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	14,581	13,756
Amortization of deferred drydock expenditures	1,694	1,902
Share-based compensation	1,699	1,585
Gain on vessel sold	(12,322)	—
Amortization of deferred finance fees	585	589
Gain on extinguishment	(1,432)	—
Unrealized losses on derivatives	—	31
Operating lease ROU - lease liability, net	17	5
(Profit) / loss from equity method investments	(239)	580
Deferred drydock payments	(3,759)	(2,711)
Changes in operating assets and liabilities:
Receivables	(18,936)	16,783
Prepaid expenses and other assets	(229)	71
Advances and deposits	4,879	15
Inventories	(650)	1,500
Accounts payable	9,902	(267)
Accrued expenses and other liabilities	509	(2,390)
Deferred revenue	(347)	(1,220)
Accrued interest	(292)	74
Net cash provided by operating activities	97,588	98,899

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	26,829	—
Payments for acquisition of vessels and vessel equipment, including deposits	(56,794)	(3,259)
Advances for ballast water treatment and scrubber systems	—	(7,987)
Payments for other non-current assets	(269)	(53)
Payments for equity investments	1,650	(875)
Net cash (used in) investing activities	(28,584)	(12,174)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving facilities	29,050	215
Repayments of long term debt	(1,678)	(51,170)
Repayments on revolving facilities	(30,000)	—
Repayments of finance leases	(42,262)	(960)
Payments for deferred finance fees	(200)	—
Payment of common share dividends	(21,618)	(32,700)
Payment of preferred share dividends	(1,705)	(1,705)
Net cash (used in) financing activities	(68,413)	(86,320)

Net increase in cash and cash equivalents	591	405

Cash and cash equivalents at the beginning of the year	46,805	50,569

Cash and cash equivalents at the end of the period	47,396	50,974

Ardmore Shipping Corporation

Unaudited Other Operating Data

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
In thousands of U.S. Dollars except Fleet Data
Adjusted EBITDA (1)	58,495	35,006	107,753	90,006
Adjusted EBITDAR (1)	61,158	37,076	113,026	94,712

AVERAGE DAILY DATA

MR Eco-Design Tankers Spot TCE per day (2)	41,385	27,460	40,029	31,625

Fleet TCE per day (2)	37,762	26,541	36,295	30,372

Fleet operating expenses per day (3)	7,120	6,598	7,049	6,714
Technical management fees per day (4)	464	443	490	480
	7,584	7,041	7,539	7,194

MR Eco-Design Tankers
TCE per day (2)	41,385	27,460	40,029	32,550
Vessel operating expenses per day (5)	7,502	7,188	7,526	7,331

MR Eco-Mod Tankers
TCE per day (2)	36,987	26,240	37,689	21,914
Vessel operating expenses per day (5)(6)	—	6,788	6,691	6,946

Prod/Chem Eco-Design Tankers (25k - 38k dwt)
TCE per day (2)	30,330	24,555	27,580	26,256
Vessel operating expenses per day (5)	7,702	6,717	7,648	6,892

FLEET
Average number of operating vessels	26.0	26.0	26.0	26.3

(1)	Adjusted EBITDA and Adjusted EBITDAR are non-GAAP measures and are defined and reconciled to the most directly comparable U.S. GAAP measure under the section of this release entitled “Non-GAAP Measures.”
(2)	Time Charter Equivalent (“TCE”) rate, a non-GAAP measure, represents net revenues (a non-GAAP measure representing revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company’s possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.
(3)	Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to vessel upgrades and enhancements or other non-routine expenditures which were expensed during the period.
(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.
(6)	As a result of selling the Ardmore Seafarer, we no longer own MR Eco-Mod Tankers and hence we have $0 vessel operating expenses per day for the second quarter of 2024. The MR Eco-Mod TCE per day for the second quarter of 2024 is derived from the vessels we have chartered-in.

CO2 Emissions Reporting(1)

In April 2018, the International Maritime Organization’s (“IMO”) Marine Environment Protection Committee (“MEPC”) adopted an initial strategy for the reduction of greenhouse gas (“GHG”) emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company’s industry. Ardmore’s reporting methodology is in line with the framework set out within the IMO’s Data Collection System (“DCS”) initiated in 2019.

On January 1, 2023, the BIMCO CII Operations Clause for Time Charter Parties came into force. This clause outlines that the charterer should take responsibility for a ship’s emissions. On this basis, Ardmore’s GHG emissions analysis has been updated to exclude the impact of ships time-chartered out and to include the impact of ships time-chartered in. Previously all vessels were included in Ardmore’s analysis from the fleet except for vessels commercially managed by Ardmore.

	Three Months Ended		Twelve months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Number of Vessels in Operation (at period end)(2)	26	26	26	26
Fleet Average Age	10.6	9.9	10.6	9.9

CO2 Emissions Generated in Metric Tonnes	107,740	102,078	424,690	416,097
Distance Travelled (Nautical Miles)	394,261	378,476	1,560,006	1,501,018
Fuel Consumed in Metric Tonnes	34,318	32,269	134,857	131,707

Cargo Heating and Tank Cleaning Emissions
Fuel Consumed in Metric Tonnes	1,196	453	3,150	2,296
% of Total Fuel Consumed	3.49%	1.40%	2.34%	1.74%

Annual Efficiency Ratio (AER) for the period(3)
Fleet	6.08g / tm	6.03g / tm	6.07g / tm	6.18g / tm
MR Eco-Design	5.79g / tm	5.52g / tm	5.79g / tm	5.73g / tm
MR Eco-Mod	5.39g / tm	6.39g / tm	5.73g / tm	6.37g / tm
Chemical	8.37g / tm	7.74g / tm	8.05g / tm	7.95g / tm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	7.74g / tm	7.23g / tm	7.48g / tm	7.45g / tm

Energy Efficiency Operational Indicator (EEOI) for the period(5)
Fleet	11.53g / ctm	14.72g / ctm	12.40g / ctm	13.62g / ctm
MR Eco-Design	10.95g / ctm	14.82g / ctm	11.89g / ctm	13.34g / ctm
MR Eco-Mod	11.55g / ctm	15.24g / ctm	12.64g / ctm	13.97g / ctm
Chemical	13.76g / ctm	13.95g / ctm	14.01g / ctm	14.15g / ctm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	12.73g / ctm	13.02g / ctm	13.02g / ctm	13.26g / ctm

Wind Strength (% greater than 4 on BF)	43.41%	46.03%	47.10%	48.99%
% Idle Time(6)	1.43%	4.47%	2.80%	3.29%

tm = tonne-mile
ctm = cargo tonne-mile

Ardmore Performance

It should be noted that results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time, time in port, and vessel speed. However, analysis is also presented on a trailing 12-month basis to provide a more accurate assessment of Ardmore's progress over a longer period and to mitigate seasonality. From a weather perspective rougher weather (based on Beaufort Scale wind force rating being greater than 4 BF) will generally have a mitigating impact on the ability to optimize fuel consumption, while idle time will impact ships metrics as they will still require power to run but will not be moving. Overall Ardmore Shipping’s carbon emissions for the trailing 12-month period have increased by 2% from 416,097 metric tonnes to 424,690 metric tonnes of CO2, primarily due to an increase in distance travelled. Fleet EEOI for the period decreased from 13.62 g / ctm to 12.40 g / ctm, primarily due to the increase in laden distance, while AER decreased from 6.18 g / tm to 6.07 g / tm due to the impact of longer voyages and less idle time. Ardmore seeks to achieve continued improvements through a combination of technological advancements and operational optimization.

1 Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore’s owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time. AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tonnes per kilometer as opposed to CO2 in tonnes per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore’s initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

2 Includes time-chartered out and time-chartered in vessels.

3 Annual Efﬁciency Ratio (“AER”) is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage (“DWT”). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles. A lower AER reflects better carbon efficiency.

4 The AER and EEOI figures are presented including the impact of cargo heating and tank cleaning operations unless stated.

5 Energy Efficiency Operational Indicator (“EEOI”) is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684. A lower EEOI reflects lower CO2 gas emissions in a given time period per unit of transport work performed.

6 Idle time is the amount of time a vessel is waiting in port or awaiting the laycan or waiting in port/at sea unfixed.

Non-GAAP Measures

EBITDA + vessel lease expense component (i.e., EBITDAR) and Adjusted EBITDAR

EBITDAR is defined as EBITDA (i.e., earnings before interest, unrealized gains/(losses) on interest rate derivatives, taxes, depreciation and amortization) plus the vessel lease expense component of total charter hire expense for chartered-in vessels. Adjusted EBITDAR is defined as EBITDAR before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels.

For the three months ended June 30, 2024, we recognized total charter hire expense of $5.6 million in respect of time charter-in vessels under operating leases. The total expense includes (i) $2.7 million in respect of the right to use the leased assets (i.e., vessel lease expense component), and (ii) $2.9 million in respect of the costs of operating the vessels (i.e. operating expense component). Under US GAAP, the expense related to the right to use the leased assets (i.e. capital component) is treated as an operating item on our consolidated statement of operations, and is not added back in our calculation of EBITDA.  The treatment of operating lease expenses differs under US GAAP as compared to international financial reporting standards (“IFRS”). Under IFRS, the expense of an operating lease is presented in depreciation and interest expense.

Many companies in our industry report under IFRS; we therefore use EBITDAR and Adjusted EBITDAR as tools to compare our valuation with the valuation of these other companies in our industry. We do not use EBITDAR and Adjusted EBITDAR as measures of performance or liquidity.  We present below reconciliations of net income / (loss) attributable to common stockholders to EBITDAR (which includes an adjustment for vessel lease operating expenses) and Adjusted EBITDAR.

EBITDAR and Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDAR and Adjusted EBITDAR should not be viewed as measures of overall performance since they exclude vessel rent, which is a normal, recurring cash operating expense related to our in-chartering of vessels that is necessary to operate our business. Accordingly, you are cautioned not to place undue reliance on this information.

EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings (for purposes of dividend calculations)

EBITDA, Adjusted EBITDA and Adjusted earnings are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, unrealized gains/(losses) on interest rate derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels, gain on extinguishment and profit/(loss) on equity method investments. Adjusted earnings excludes certain items from net income attributable to common stockholders, including gain or loss on sale of vessels and write-off of deferred finance fees (i.e., loss on extinguishment) because they are considered to not be representative of the Company’s operating performance.

EBITDA, Adjusted EBITDA and Adjusted earnings are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company’s fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

For purposes solely of the quarterly common dividend calculation, Adjusted earnings represents the Company’s Adjusted earnings for the quarter ended June 30, 2024, but excluding the impact of unrealized gains / (losses) and certain non-recurring items.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies.

Reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
In thousands of U.S. Dollars
Net income	62,692	24,507	101,928	68,596
Interest income	(612)	(606)	(1,156)	(845)
Interest expense and finance costs	2,044	2,825	4,571	5,689
Income tax	49	240	128	297
Unrealized losses on derivatives	—	—	—	31
Depreciation	7,605	6,814	14,581	13,756
Amortization of deferred drydock expenditures	939	895	1,694	1,902
EBITDA	72,717	34,675	121,746	89,426
Gain on vessel sold	(12,322)	—	(12,322)	—
Gain on extinguishment	(1,432)	—	(1,432)	—
Gain on sale of e1 Marine LLC	(501)	—	(501)	—
Loss from equity method investments	33	331	262	580
ADJUSTED EBITDA	58,495	35,006	107,753	90,006
Plus: Vessel lease expense component	2,664	2,070	5,274	4,706
ADJUSTED EBITDAR	61,158	37,076	113,026	94,712

Reconciliation of net income attributable to common stockholders to Adjusted earnings

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
In thousands of U.S. Dollars except per share data
Net income attributable to common stockholders	61,844	23,659	100,233	66,910
Gain on vessel sold	(12,322)	—	(12,322)	—
Gain on extinguishment	(1,432)	—	(1,432)	—
Gain on sale of e1 Marine LLC	(501)	—	(501)	—
Adjusted earnings	47,589	23,659	85,978	66,910

Adjusted earnings per share, basic	1.14	0.57	2.07	1.63
Adjusted earnings per share, diluted	1.13	0.57	2.05	1.60

Weighted average number of shares outstanding, basic	41,747,977	41,192,894	41,559,932	40,959,113
Weighted average number of shares outstanding, diluted	42,010,724	41,706,251	41,981,667	41,692,820

Adjusted earnings for purposes of dividend calculation

			Three Months Ended
			June 30, 2024
In thousands of U.S. Dollars except per share data
Adjusted earnings			47,589
Unrealized losses			—
Adjusted earnings for purposes of dividend calculation			47,589

Dividend to be paid			15,863
Dividend Per Share (DPS)			0.38

Number of shares outstanding as of July 31, 2024			41,841,669

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “expect”, and similar expressions.

Forward looking statements in this press release include, among others, statements regarding: future operating or financial results, including future earnings; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future spot and charter rates; fleet expansion and vessel and business acquisitions; seasonality; the Company’s business strategies, initiatives and sustainability agenda, and related future outcomes; the impact of the Company’s leadership management transition; the potential effect of the Russia-Ukraine war, the Israel-Hamas war and attacks against merchant vessels in the Red Sea area on the shipping industry and the Company; expected employment of the Company’s vessels and expected drydocking days during the third quarter of 2024; the value of the Company’s commercial management and pooling business; trends in the Company’s performance as measured by energy efficiency and emission-reduction metrics; the impact of energy transition on the Company and the markets in which the Company operates; expected continuation of refinement by the Company of performance measures for emissions and efficiency; and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company’s vessels; geopolitical conflicts, including future developments relating to the Russia-Ukraine war and the Israel-Hamas war; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or other events; the market for the Company’s vessels; competition in the tanker industry; availability of financing and refinancing; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company’s ability to charter vessels for remaining revenue days during the third quarter of 2024 in the spot market; vessel breakdowns and instances of off-hire; the Company’s operating results and capital requirements, and the declaration of any future dividends by the Company’s board of directors; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2023, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212-477-8438	Tel: 646-673-9701
Fax: 212-477-8636	Fax: 212-477-8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com